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                             August 1, 2022

       Behrooz Abdi
       Chief Executive Officer
       ACE Convergence Acquisition Corp.
       1013 Centre Road, Suite 403S
       Wilmington, DE 19805

                                                        Re: ACE Convergence
Acquisition Corp.
                                                            Post-Effective
Amendment to Form S-4
                                                            Filed July 5, 2022
                                                            File No. 333-261055

       Dear Mr. Abdi:

              We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Post-Effective Amendment to Form S-4

       Questions and Answers for Shareholders of ACE, page 11

   1.                                                   Please clarify the
meaning of the statement that there    has been no redemption event since
                                                        [the] extension
approval in January 2022.    In this regard, we note the disclosure in your
                                                        Form 8-K filed July 12,
2022 that a total of 813 Shareholders have elected to redeem an aggregate of 4,256,979
Class A Ordinary Shares, representing approximately 51.90% of the issued and
outstanding Class A Ordinary Shares. Please clarify whether this qualifies as a redemption event.
   2. We note the disclosure that the parties to the Amended and Restated PIPE Common Stock
                                                        Subscription Agreements
intend to amend and restate the Amended and Restated PIPE
                                                        Common Stock
Subscription Agreements in their entirety. Please disclose the key terms of the PIPE agreements
and the PIPE Notes, and disclose the potential impact of these and
 Behrooz Abdi
FirstName  LastNameBehrooz
ACE Convergence   AcquisitionAbdi
                              Corp.
Comapany
August     NameACE Convergence Acquisition Corp.
       1, 2022
August
Page 2 1, 2022 Page 2
FirstName LastName
         other private placements on non-redeeming shareholders. Highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination, including the issuance of any PIPE Incentive Shares.
3. We note that the funds in the trust account have been reduced from approximately $230.2 as of December 31, 2021 to $82.6 million as of March 31, 2022. Please disclose the reasons for such reduction.
What happens to the funds deposited in the trust account after consummation of the Business
Combination?, page 47

4. Please update the registration statement to reflect the voting results and redemptions made in connection with your July 12, 2022 extraordinary general meeting. Additionally, update the level of redemptions to date with respect to your proposed business combination with Tempo. Furthermore, we note your disclosure that "[s]hareholders should be advised that any demands for redemption made prior to the date of this proxy statement/prospectus in connection with the Business Combination have been cancelled." Please clarify, if true, that redemption demands other than in connection with the business combination, such as the 14,797,723 public shares in connection with the shareholder vote to approve the extension of the date by which ACE must complete an initial business combination, have been completed and the shares have been redeemed. To the extent that any demands for redemption were cancelled and not redeemed in connection with the July 12, 2022 extraordinary general meeting or otherwise, please revise your disclosure to state (i) the amount of shares that have demanded redemption but have been cancelled and not otherwise redeemed, (ii) your basis for canceling such redemption requests and (iii) the steps you will take to notify such shareholders that their redemption demand has been cancelled.
Background to the Business Combination, page 141

5. We note that your discussion of the background of the merger after April 18, 2022 provides a fairly high-level view of the deal negotiations. Please revise your updated disclosure to describe in greater detail the negotiations relating to the evolution of the material terms the transaction. Your revised disclosure should place particular emphasis on the revised valuation and how the revised equity ownership was negotiated and ultimately determined, including specific details about why particular terms were sought, each party's position on the issues, how these positions evolved and how you reached agreement on the final terms. Please also address the reasons for, and the negotiations surrounding, adjustments to the purchase price and terms, any related transactions such as the Ancillary Agreements, Bridge Note and various PIPE transactions, and any new material due diligence findings which affected the negotiations. Behrooz Abdi
ACE Convergence Acquisition Corp.
August 1, 2022
Page 3
Projected Financial Information, page 159

6.       We note the reduced pro forma enterprise value and base purchase price. Please
         confirm whether or not the projections still reflect management   s
view on future
         performance and describe what consideration the board gave to continuing to rely on the disclosed projections or to obtaining updated projections. Description of the Business Combination, page 207

7. Please revise Tempo Add-On Acquisitions (xii) to disclose or provide a cross reference to the agreements underlying the transactions that have not been executed.
Ace's Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 237

8. We note your disclosure that "[w]e have not selected any business combination target and we have not, nor has anyone on our behalf, initiated any substantive discussions, directly or indirectly, with any business combination target." Please revise. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Evan Ewing at 202-551-5920 or Anne Parker at 202-551-3611 with any questions.



FirstName LastNameBehrooz Abdi                                Sincerely,
Comapany NameACE Convergence Acquisition Corp.
                                                              Division of
Corporation Finance
August 1, 2022 Page 3                                         Office of
Manufacturing
FirstName LastName